Filed by Washington Group International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed under the Securities Exchange Act of 1934
Subject Company: Washington Group International, Inc.
Commission File No. 001-12054
Date: November 12, 2007
November 12, 2007

To the Stockholders of Washington Group International:

We strongly encourage you to vote now “FOR” the proposed merger with URS Corporation so that your votes can be counted at Washington Group’s Special Meeting of Stockholders scheduled for this coming Thursday, November 15, 2007, at 7 a.m. Mountain Time. The terms of the amended merger agreement provide Washington Group stockholders a number of important benefits, and URS Corporation has publicly stated that this represents its “best and final” offer. These benefits include
•	superior value to Washington Group stockholders, with the revised transaction offering a significant increase in value over the original transaction;
•	greater flexibility to choose between cash and stock in exchange for your shares;
•	a higher level of equity ownership in the combined company; and
•
a unique opportunity to create a single-source provider well-positioned in important high-growth sectors through a full life cycle of planning, engineering, construction, environmental management, and operations and maintenance services.

Based on the closing price of URS common stock on November 2, 2007, the consideration is valued at approximately $3.2 billion, or $97.89 per Washington Group share. The value of the consideration provided by the amended merger agreement is based on 0.90 shares of URS common stock plus $43.80 in cash for each Washington Group share. (Stockholders are advised to obtain a current quote for the prices of URS and Washington Group shares.)
Under the amended merger agreement, Washington Group stockholders can now elect to receive all cash, all stock, or a combination of cash and stock (subject to proration).
If stockholders approve the merger at the Special Meeting of Stockholders on November 15, 2007, we expect the transaction to close shortly thereafter and stockholders to be able to receive the merger consideration by the end of November.
Your Board of Directors unanimously recommends that all of our stockholders vote “FOR” the adoption of the merger agreement.

Please consider these factors in deciding how you will vote:
•
Superior value: The revised merger consideration represents a premium of approximately 8.5 percent over the original merger agreement’s transaction value on November 2, 2007, and, as of November 9, 2007, the value of the revised merger consideration is an approximately 40 percent premium to the undisturbed preannouncement trading price on May 25, 2007, the last trading day before the transaction was announced. The P/E multiple implied by the merger consideration significantly exceeds the company’s historical P/E multiples and the transaction EBITDA multiple represents the second-highest EBITDA multiple that would ever have been paid in the Engineering and Construction sector.

•
Election of cash/stock mix: Under the new terms, stockholders may also now elect to receive all cash, all stock, or a mix of cash and stock for their shares (subject to proration), allowing them greater flexibility either to participate in the future of the combined company or to receive cash.

•
Greater equity participation: Washington Group stockholders would be able to participate meaningfully in the long-term benefits and growth prospects of the combined company through an approximately 35 percent equity ownership. Your Board believes that the combined company is capable of creating more stockholder value than Washington Group could achieve on its own.

•
Committed support of Washington Group’s chairman: Dennis Washington, non-executive chairman of Washington Group’s Board of Directors, along with the entire Board, strongly believes that the proposed merger transaction provides superior value and serves the best interests of all Washington Group stockholders. Mr. Washington has executed a binding agreement to exercise all of his beneficially owned stock options for 3.224 million shares of Washington Group stock (or approximately 10 percent of the currently outstanding Washington Group stock) and vote his shares in favor of the revised merger agreement if necessary to achieve the required Washington Group stockholder approval. If it is necessary for Mr. Washington to exercise his options and vote his shares, a new record date and meeting date for the Washington Group special meeting will be set, and the soonest the transaction could close would be late December.

•
Unique strategic fit: Your Board believes that the combination of Washington Group and URS represents a unique opportunity to create a single-source provider that can offer a full life cycle of planning, engineering, construction, environmental management, and operations and maintenance services. The combined company will have leadership positions in key growth markets, global scale, a broad set of service capabilities, a diverse business portfolio, and a strong financial position. This combination would also provide Washington Group stockholders with a more diversified company that would be better positioned to insulate stockholders from industry downturns.

In recommending the amended merger transaction with URS, your Board of Directors is focusing on what it believes to be in the best interests of all Washington Group stockholders. This transaction, which is fully financed and has no financing contingency, provides Washington Group stockholders with the choice of immediate cash and/or URS stock (subject to proration), the benefits of a more efficiently leveraged balance sheet, and substantial ownership in an exciting company with significant long-term growth potential.
Please vote today in order to avoid the expense and delay associated with rescheduling the special meeting to late December. Since approval of the merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of Washington Group common stock, your vote is important, no matter how many shares you own. Not voting has the same effect as voting against the proposed merger.
Please vote your shares by telephone or via the Internet by following the instructions provided on your proxy card.
Additional information regarding the proposed merger transaction can be found in the joint proxy statement/prospectus dated September 28, 2007, and in the supplemental proxy materials dated November 5, 2007.
Stockholders who have questions about the merger or need assistance in submitting their proxies or voting their shares should contact Washington Group’s proxy solicitor, MacKenzie Partners, Inc., by calling 800-322-2885 (toll-free) or 212-929-5500 (collect) or via e-mail to proxy@mackenziepartners.com.
We urge you to vote “FOR” adoption of the merger agreement today.
Thank you for your continued interest in the company.

Very truly yours,

Stephen G. Hanks
President and Chief Executive Officer
Washington Group International

About the Company
Washington Group International (NYSE: WNG) provides the talent, innovation, and proven performance to deliver integrated engineering, construction, and management solutions for businesses and governments worldwide. Headquartered in Boise, Idaho, with approximately $4 billion in annual revenue, the company has approximately 25,000 people at work around the world providing solutions in power, environmental management, defense, oil and gas processing, mining, industrial facilities, transportation and water resources. For more information, visit www.wgint.com.
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Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, which are identified by the use of forward-looking terminology such as may, will, could, should, expect, anticipate, intend, plan, estimate, or continue or the negative thereof or other variations thereof. Each forward-looking statement, including, without limitation, any financial guidance, speaks only as of the date on which it is made, and Washington Group undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. The forward-looking statements are necessarily based on assumptions and estimates of management and are inherently subject to various risks and uncertainties. Actual results may vary materially as a result of changes or developments in social, economic, business, market, legal, and regulatory circumstances or conditions, both domestically and globally, as well as due to actions by customers, clients, suppliers, business partners, or government bodies. Performance is subject to numerous factors, including demand for new power generation and for modification of existing power facilities, public sector funding, demand for extractive resources, capital spending plans of customers, and spending levels and priorities of the U.S. federal and state and other governments. Results may also vary as a result of difficulties or delays experienced in the execution of contracts or implementation of strategic initiatives. Results may also be impacted by costs relating to the proposed merger transaction with URS Corporation and the timing of such merger transaction if it is approved by both companies’ stockholders. For additional risks and uncertainties impacting the forward-looking statements contained in this news release, please see "Note Regarding Forward-Looking Information" and "Item 1A. Risk Factors" in Washington Group's annual report on Form 10-K for fiscal year 2006.

Additional Information and Where to Find It
In connection with the proposed transaction, URS and Washington Group International filed a definitive joint proxy statement/prospectus, a supplement to the definitive joint proxy statement/prospectus, and other materials with the Securities and Exchange Commission (the “SEC”), and URS filed a registration statement on Form S-4. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, the supplement, the registration statement on Form S-4 and the other materials filed with the SEC as they contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com. URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction is included in definitive joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s Web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.

CONTACTS:
Investors:
Executive Vice President & Chief Financial Officer
George H. Juetten, 208-386-5698

Or

MacKenzie Partners, Inc.
Dan Burch or Larry Dennedy, 212-929-5239

Media:
Vice President of Corporate Communications
Laurie Spiegelberg, 208-386-5255

Or

Kekst & Co
Adam Weiner, 212-521-4800